Exhibit 5

Return on Equity and Assets Ratios

	For the Year-Ended October 2024	For the Year-Ended October 2023 (1)	For the Year-Ended October 2022
Return on Assets	0.77%	0.73%	0.84%
Return on Equity	14.4%	14.3%	16.4%
Dividend Payout Ratio	50%	52%	45%

(1) Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.